SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Result of AGM

15 May 2014

Prudential plc

Results of Annual General Meeting held on 15 May 2014

Prudential plc (the "Company") announces that at its Annual General Meeting ("AGM") held earlier today, Resolutions 1 to 26, as ordinary resolutions, and Resolutions 27 to 29, as special resolutions, were duly passed and the results of the polls are as follows:

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive and consider the Accounts, Strategic Report, Directors' Remuneration Report, Directors' Report and the Auditors' Report	1,942,391,176	99.92	1,531,158	0.08	1,943,922,334	75.81%	2,248,785
2	To approve the Directors' Remuneration Policy	1,745,240,139	91.85	154,778,305	8.15	1,900,018,444	74.10%	46,152,673
3	To approve the Directors' Remuneration Report	1,755,231,894	94.54	101,417,177	5.46	1,856,649,071	72.40%	89,522,046
4	To declare a final dividend of 23.84 pence per ordinary share of the Company	1,944,122,566	100.00	27,294	0.00	1,944,149,860	75.82%	2,021,259
5	To elect Mr Pierre-Olivier Bouée as a director	1,925,062,904	99.02	18,978,555	0.98	1,944,041,459	75.81%	2,129,660
6	To elect Ms Jacqueline Hunt as a director	1,905,743,868	98.54	28,205,159	1.46	1,933,949,027	75.42%	12,222,092
7	To elect Mr Anthony Nightingale as a director	1,862,363,009	97.45	48,764,685	2.55	1,911,127,694	74.53%	35,043,425
8	To elect Ms Alice Schroeder as a director	1,936,275,101	99.60	7,794,954	0.40	1,944,070,055	75.81%	2,101,064
9	To re-elect Sir Howard Davies as a director	1,935,253,996	99.55	8,804,473	0.45	1,944,058,469	75.81%	2,112,650
10	To re-elect Ms Ann Godbehere as a director	1,910,802,673	99.28	13,952,202	0.72	1,924,754,875	75.06%	21,416,244
11	To re-elect Mr Alexander Johnston as a director	1,924,396,806	99.56	8,540,264	0.44	1,932,937,070	75.38%	13,234,049
12	To re-elect Mr Paul Manduca as a director	1,910,870,817	98.29	33,198,242	1.71	1,944,069,059	75.81%	2,102,060
13	To re-elect Mr Michael McLintock as a director	1,923,718,666	98.95	20,342,013	1.05	1,944,060,679	75.81%	2,110,440
14	To re-elect Mr Kaikhushru Nargolwala as a director	1,892,682,824	99.56	8,308,139	0.44	1,900,990,963	74.13%	45,180,156
15	To re-elect Mr Nicolaos Nicandrou as a director	1,924,789,742	99.01	19,278,241	0.99	1,944,067,983	75.81%	2,103,136
16	To re-elect Mr Philip Remnant as a director	1,892,640,023	99.56	8,352,686	0.44	1,900,992,709	74.13%	45,178,410
17	To re-elect Mr Barry Stowe as a director	1,923,775,861	98.96	20,274,348	1.04	1,944,050,209	75.81%	2,120,910
18	To re-elect Mr Tidjane Thiam as a director	1,910,523,756	99.16	16,245,410	0.84	1,926,769,166	75.14%	19,401,953
19	To re-elect Lord Turnbull as a director	1,859,858,915	96.19	73,644,949	3.81	1,933,503,864	75.40%	12,667,254
20	To re-elect Mr Michael Wells as a director	1,923,732,249	98.95	20,337,314	1.05	1,944,069,563	75.81%	2,101,556
21	To appoint KPMG LLP as the Company's auditor	1,893,792,393	98.16	35,497,190	1.84	1,929,289,583	75.24%	16,881,222
22	To authorise the directors to determine the amount of the auditor's remuneration	1,918,301,400	99.28	14,007,414	0.72	1,932,308,814	75.36%	13,862,305
23	Renewal of the authority to make political donations	1,919,588,099	98.77	23,818,867	1.23	1,943,406,966	75.79%	2,764,153
24	Renewal of authority to allot ordinary shares	1,508,039,280	77.88	428,443,038	22.12	1,936,482,318	75.52%	9,365,031
25	Renewal of extension of authority to allot ordinary shares to include repurchased shares	1,804,829,888	92.85	138,911,480	7.15	1,943,741,368	75.80%	2,429,751
26	Renewal of authority to allot preference shares	1,885,773,544	97.12	55,944,617	2.88	1,941,718,161	75.72%	4,452,958
27	Renewal of authority for disapplication of pre-emption rights	1,928,086,815	99.39	11,748,089	0.61	1,939,834,904	75.65%	6,336,215
28	Renewal of authority for purchase of own shares	1,939,805,145	99.78	4,299,003	0.22	1,944,104,148	75.82%	2,066,971
29	Renewal of authority in respect of notice for general meetings	1,759,173,675	90.49	184,775,291	9.51	1,943,948,966	75.81%	2,222,152

As at 6.00pm on 13 May 2014, the number of issued shares of the Company was 2,564,270,243 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on any of the resolutions proposed at the AGM, with the exception of Resolution 24 where the Chairman, executive directors and their associates were required by provisions of the Hong Kong listing rules to abstain from voting. Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution.

Copies of all resolutions, other than those concerning ordinary business, passed at the AGM on 15 May 2014 have, pursuant to Listing Rule 9.6.2 of the UK Listing Rules, been submitted to the National Storage Mechanism and will shortly be available to view at www.hemscott.com/nsm.do

Additional Information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Contact:

Stefan Bort, Deputy Group Secretary 020 7548 2115

Alan F. Porter, Group Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 May 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary